ImVisioN GmbH – Feodor-Lynen-Str. 5 D-30625 Hannover

Ansprech-
partner:	Martin Steiner
fon:	(0511) 53 88 96-76
fax:	(0511) 53 88 96-66
e-mail:	m.steiner@imvision-therapeutics.com

Hannover, April 25 2007

Dear Shareholders of ImVisioN Therapeutics Inc.,

     This letter is delivered to each shareholder of ImVisioN Therapeutics Inc. (“ImVisioN”). The letter will be delivered electronically to all shareholders other than those who are unable to receive electronic communications. Shareholders who are unable to receive electronic communications will be delivered a paper copy of this letter together with a copy of the prospectus filed with our recent Post-Effective Amendment to our Form SB-2 Registration Statement, as referred to below.

     Following the Letter to the Shareholders of ImVisioN of March 2 2007, I am happy to inform you that after filing of our audited financial statements for the financial year 2006 and our Form 10-KSB annual report the SEC has declared effective our Registration Statement on April 23, 2007.

     This Registration Statement registers our offering from treasury of an additional 10,000,000 shares of common stock at a price of $0.40 per share (the “Company Offering”) and the resale by existing shareholders of up to 8,000,000 shares of common stock (the “Shareholder Offering”). We anticipate the completion of the Company Offering will provide us with sufficient funds for the next 12 months to complete pre-clinical development of IVN201, to perform our first human clinical study with IVN201, and to further develop our product pipeline.

     In order to procure the funds required to develop our products beyond the time frame of the Company Offering, we are exploring several financing alternatives. While we presently plan to pursue trading of our shares on the OTC Bulletin Board later this year, there is a possibility that completion of an alternate financing proposal may require that we either (i) forgo trading on the OTC Bulletin Board in favor of listing our shares on a national securities exchange in the United States, or (ii) remain as a company whose shares are not publicly traded. We presently do not have any commitments for such an alternate financing, nor is there any assurance that we will complete such an alternate financing.

     In addition to registering the Company Offering, the Registration Statement registers the resale by you of the original shares that you purchased in our August 2006 offering of common stock at a price of $0.25 per share. We will provide you with the information regarding the process by which you will be able to resell your shares in the United States pursuant to the Registration Statement shortly before the planned trading of our shares on the OTC Bulletin Board, or any time earlier if so requested by you.

     If you are interested in receiving a copy of the Registration Statement, we would like to direct you to the following active hyperlink on the Company’s web site where you can retrieve a full copy of the actual

Registration Statement. If you have any problems retrieving the document please let me know and I will mail you a hard copy of it.

http://www.imvision-therapeutics.com/media/Prospectus_April_24_2007.pdf

     You should read the entire prospectus in addition to the executive overview before making an investment in the Company Offering. In case you are interested to subscribe to any of the shares under our Company Offering at $0.40 per share we would like to ask you to sign the attached Subscription Agreement and fax it to our Corporate Offices.

     We strongly value the continued support of our existing shareholders. If you have any further questions or are interested in participating in the Company Offering, please do not hesitate to contact me any time.

With my best personal regards,

“Martin Steiner”

Martin Steiner, Ph.D.
Chief Executive Officer
ImVisioN Therapeutics Inc.
Feodor-Lynen Straße 5
D-30625 Hannover
Tel.: +49-511-538-896-76
Fax: +49-511-538-896-74
www.imvision-therapeutics.com

ImVisioN Therapeutics Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by using the above link. Alternatively, ImVi-sioN will arrange to send you the prospectus if you request it by calling Dr. Martin Steiner, President directly at the telephone number listed above.